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VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	SiSi Cheng

Claire Erlanger

Erin Donahue

Geoffrey Kruczek

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Terra Innovatum Global S.R.L.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 26, 2025

File No. 333-287271

To the addressees set forth above:

On behalf of our clients, Terra Innovatum Global S.R.L., Terra Innovatum s.r.l. and GSR III Acquisition Corp. (collectively, the “Registrants”), we submit this letter setting forth the responses of the Registrants to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated July 10, 2025 (the “Comment Letter”) with respect to the Registration Statement on Form S-4/A filed with the Commission by the Registrants on June 26, 2025. Concurrently with the filing of this letter, the Registrants have filed a Registration Statement on Form S-4/A (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Registrants’ response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed June 26, 2025

Summary, page 1

1.	We note your revisions in response to prior comments 4 and 12. Please disclose on the cover page any material financing transactions since the initial public offering or that will occur in connection with the business combination, as previously requested. Also revise to state in the summary the information required by Item 1604(b)(5)regarding the May 2025 and June 2025 Bridge Loan.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on the cover page and page 13 of the Registration Statement.

Selected Financial Data of GSR III, page 18

2.	Please revise the net income (loss) per share, average shares outstanding and total assets amounts on page 18 to agree with the amounts presented on pages F-2 and F-3.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on page 18 of the Registration Statement.

Certain Unaudited Terra Innovatum Prospective Financial Information, page 78

3.	Refer to the disclosure added on page 80 in response to prior comment 23. In light of Terra Innovatum's stage of development, revise to clarify the material assumptions to which you refer, the basis underlying each assumption and how the assumptions relate to the number of deployments in each year. For example, it is unclear what "assessment of demand" was performed and how it resulted in the number of reactors to be sold in each year of deployment. It is similarly unclear how you determined the number of commercial contracts expected to be signed.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on page 80 of the Registration Statement.

Opinion of GSR III's Financial Advisor, page 83

4.

We note your response to prior comment 83. You define "Transaction Consideration" as the PubCo shares to be issued in exchange for GSR III Class A shares, so that definition appears to exclude any consideration issued to holders of equity of Terra Innovatum. The opinion in Annex E appears to be similarly limited in scope. Notwithstanding that:

● the third paragraph in this section says that the fairness opinion relates to the "Transaction Consideration" to be paid to shareholders of Terra Innovatum; and

● on page xxviii, you disclose the opinion relates to "the consideration to be paid by GSRIII in the Merger."

Please reconcile. If the fairness opinion does not relate to what the SPAC is paying to acquire the target, ensure your disclosure throughout makes that clear.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised the disclosure on page xxviii, 67 and 83 to be consistent with the other places where the description of the opinion is disclosed. The Registrants inform the Staff that the Transaction Consideration (i.e. the PubCo shares to be issued) takes into account the acquisition of the target because PubCo includes target.

General

5.	Please reconcile your response to prior comment 50 with the references to "employment agreements" on pages 3 and 75.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that while the parties intend on entering into employment agreements at Closing, the forms of such agreements have not yet been prepared. The Registrants will file such employment agreements as exhibits to a subsequent amendment to the Registration Statement and provide the requisite disclosure of the terms of such employment agreements in that subsequent amendment as well.

6.	We note your response to prior comment 52. Please revise to clarify how Cayman Islands law handles treatment of fractional shares.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on page 226 of the Registration Statement.

7.	Please disclose your response to prior comment 54.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on page 47 of the Registration Statement.

8.	We note your response to prior comment 56 and reissue. Specifically, please expand your disclosure to discuss the potential conflicts of interest of the target company officers, target company directors, and the target company.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants had previously included disclosure of the potential conflicts of interest of the target company and its officers and directors on the cover page. We have revised the heading to clarify that the paragraphs discuss conflicts of interest. We have also revised disclosure on pages 8 and 81 of the Registration Statement to include this disclosure in the Summary section and in the body of the prospectus/proxy statement.

9.	We note your response to prior comment 61. Please revise to highlight the 10,000 votes per preferred share and the agreement you mention, including its material features, and file that agreement as an exhibit. Ensure your disclosure explains whether, and if so, how, holders of a single preferred share can divide the 10,000 votes to which they are entitled to be in the same proportion as all other holders who voted on a matter.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on pages xxiii and 228 of the Registration Statement to clarify how it is anticipated that the preferred shares will be voted. The Terra holders intend to enter into a Relationship Agreement that is still in the process of being prepared. It is anticipated that the Relationship Agreement will provide that the holders will waive voting rights to the extent permitted by Dutch law. The holders will also grant a proxy to the Chief Executive Officer to vote the shares proportionally on any matters where voting cannot be waived. The Registrants undertake to file a copy of the Relationship Agreement, once finalized, as an exhibit to the Registration Statement.

10.	Please address the last two sentences of prior comment 61.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the neither the preferred shares nor the ordinary shares underlying the preferred shares are being registered on this registration statement. It is intended that the preferred shares be restricted securities and are being issued pursuant to an exemption from registration. As such, the ordinary shares underlying the preferred shares must also be exempt securities. We would anticipate that post-Closing, the resale of such ordinary shares would be registered on a registration statement on Form S-1.

11.	We note your response to prior comment 59. Regardless of whether you are " not seeking to be treated" as a foreign private issuer or "intend to be treated" as a domestic issuer, it continues to appear that you may satisfy the definition of "foreign private issuer." Please provide your analysis of whether the combined company will be a foreign private issuer and, if so, add any appropriate risk factors.

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that, currently, Terra Innovatum Global meets the definition of a foreign private issuer as more than 50% of its outstanding securities are held by parties that are not US residents as of a date within 30 days prior to the filing of the Registration Statement. As outlined on Exhibit A hereto, it is possible that, assuming the transactions described in the Registration Statement have occurred, at June 30, 2026, it will no longer meet the definition of a foreign private issuer although it cannot be determined with certainty at this point. In either event, the Registrants have opted to file using the registration statements applicable to a domestic issuer and intend to comply with the domestic filer reporting requirements. In response to the Staff’s comment, we have added disclosure on pages xxi and 1 as well as Risk Factors on page 51 regarding the possibility that the combined company will meet the definition of a foreign private issuer and opt to comply with those reporting rules.

12.	Please reconcile your revisions added in response to prior comment 44 with your disclosure on page 72 that GSR III has completed over 20 successful business combinations since 2020. Also revise to clarify what you mean by "successful."

Response: The Registrants acknowledge the Staff’s comment and respectfully advise the Staff that the Registrants have revised disclosure on page 72 of the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.

Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:	Gus Garcia, Co-Chief Executive Officer, GSR III Acquisition Corp.
Lewis Silberman, Co-Chief Executive Officer, GSR III Acquisition Corp
Alessandro Petruzzi, Chief Executive Officer, Terra Innovatum Global S.R.L.
Mitchell Nussbaum, Loeb & Loeb LLP
Tahra Wright, Loeb & Loeb LLP

EXHIBIT A

Foreign Private Issuer Analysis

Under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), a foreign private issuer is defined as a foreign issuer that any foreign issuer other than a foreign government except an issuer meeting the conditions set forth below. Generally, the determination is made as of the last business day of its most recently completed second fiscal quarter but in the case of a new registrant, it is made within 30 days prior to the date of filing of the registration statement.

The conditions are as follows:

(i) More than 50 percent of the outstanding voting securities are directly or indirectly owned of record by residents of countries other than the United States (the “shareholdings test”); or

(ii) More than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States and any of the following is met (the “business contacts test”):

(A) The majority of the executive officers or directors are United States citizens or residents;

(B) More than 50 percent of the assets of the issuer are located in the United States; or

(C) The business of the issuer is administered principally in the United States.

Analysis

As the determination of a new issuer is made within 30 days prior to the filing of the registration statement, that is the relevant time period for analyzing Terra Innovatum’s current status. As of that date, more than 50% percent of the shares were owned by non-US residents. There are three US resident shareholders who own a combined 44.2% of the outstanding shares.

The next date on which Terra Innovatum will be required to test its foreign private issuer status will be June 30, 2026. Assuming the Business Combination has closed, it is likely that it will fail to qualify as a foreign private issuer at that point in time under the shareholdings test but not yet clear whether it will fail under the business contacts test.

Shareholdings Test

Assuming No Redemption			Assuming Maximum Redemption
Holders	# of Shares	# of US Shares	Holders	# of Shares	# of US Shares
Terra Shareholders(1)	47,500,000	20,995,000	Terra Shareholders	47,500,000	20,995,000
GSR Public Holders(2)	26,285,714	26,285,714	GSR Public Holders	6,704,978	6,704,978
GSR Sponsor and Related(3)	6,232,857	6,232,857	GSR Sponsor and Related	6,232,857	6,232,857
Others(4)	957,004	--	Others	957,004	--
Total(5)	80,975,575	53,513,571	Total	61,394,839	33,932,835

(1)	Based on current stock ownership, 44.2% of the outstanding shares to be held by Terra holders will be held by US residents.

(2)	It is assumed that all of these shares are held by US residents.

(3)	These shares are all held by US residents.

(4)	Consists of 223,000 shares issued to PAC as a placement agent fee which will be held by a non-US entity and 734,004 shares to be issued upon conversion of the bridge loans. For purposes hereof, we have assumed all are not US residents as it does not change the result.

(5)	Totals are based on shares expected to be outstanding. Could change based on any PIPE although it is expected that any PIPE investment would involve US resident investors.

Based on these estimates, it is anticipated that more than 50% of the outstanding shares will be held by US residents. Therefore, in order to be deemed a foreign private issuer, one of the business contacts tests will have to be met.

Business Contacts Test

Executive Officers

Anticipated that 3 of the 6 executive officers will be non-US residents. This condition is not satisfied.

Directors

There will be 7 board members although initial members have not been finally determined but of the 4 of 7 that have been identified, 2 are US residents and 2 are not. We cannot determine yet if this condition is met.

Assets

Initially, it is anticipated that the Company’s assets will be in the form of cash denominated in US dollars. Depending on the bank or banks the Company chooses to hold these assets, this test may or may not be satisfied upon Closing. Once construction begins, most of the assets will be located in the United States.

Business Administration

Upon Closing, it is anticipated that some aspects of the business will be administered outside of the US and other parts within the US. We cannot tell yet whether this will be satisfied.

Because of the uncertainty with respect to certain of the business contacts test, we cannot determine definitively whether it will continue to meet the definition of a foreign private issuer as of June 30, 2026.